UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 25, 2014

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the second quarter 2014 results of Statoil ASA.

2014 SECOND QUARTER RESULTS

Statoil’s second quarter 2014 operating and financial review

Statoil's second quarter 2014 net operating income was NOK 32.0 billion, a decrease of NOK 2.3 billion compared to the second quarter of 2013. Adjusted earnings were NOK 32.3 billion.

“Statoil delivered solid operational performance in the quarter, with continued high production regularity on the Norwegian continental shelf and project execution according to plan. We have deferred gas production to enhance value, but remain on track for delivering on our production guiding for 2014. Our quarterly earnings were impacted by divestments, seasonal effects and lower gas prices. For the first half of the year, earnings were around the same level as in the same period last year," says Helge Lund, Statoil's president and CEO.

Statoil’s net income for the second quarter was NOK 12.0 billion, an increase from NOK 4.3 billion in the same period of 2013. Earnings per share were NOK 3.75, an increase from NOK 1.38.

Adjusted earnings were NOK 32.3 billion, a 15% decrease compared to the second quarter last year. The net adjustments of NOK 0.3 billion are primarily related to gains and impairments. In the second quarter, the company recorded a gain of NOK 3.6 billion from the farm-down in Shah Deniz and the South Caucasus Pipeline. The gain was offset by impairments of NOK 4.3 billion in the US onshore business, mainly related to sustained local price differentials. Adjusted earnings after tax were NOK 9.9 billion, compared to NOK 11.3 billion in the same period last year.

"Our cash flow from operations before tax is NOK 118 billion so far this year, and we have a strong balance sheet. We will pay a dividend of NOK 1.80 per share for the quarter, in line with our commitment to capital distribution to our shareholders,” says Lund.

Net debt to capital employed at the end of the quarter was 16%. Organic capital expenditure is USD 10 billion year-to-date, and the guidance of USD 20 billion for 2014-2016 remains unchanged.

Statoil’s adjusted earnings from upstream activities in Norway decreased from NOK 31.5 billion to NOK 24.1 billion. Earnings from upstream activities outside Norway increased to NOK 6.3 billion from NOK 5.9 billion, while earnings from the midstream increased to NOK 2.4 billion from NOK 0.8 billion.

In the quarter, Statoil made the high-impact Piri discovery in Tanzania. The discovery brings the total of gas in-place in Block 2 up to approximately 20 tcf, adding volumes for a future large-scale gas infrastructure development.  Exploration expenses were NOK 2.7 billion, down NOK 1.4 billion compared to same quarter last year. The decreased expenses were mainly due to increased capitalisation as a result of successful wells.

“We continue progressing our programmes to reduce cost and improve capital efficiency. In the quarter, we have announced a potential to reduce between 1100 and 1400 positions. Reductions of around 1000 positions in our staffs and support services are already implemented. We have also established six specific high-impact projects addressing technical efficiency across the company, and we are now executing the first wave. We are on track, and will provide an updated status when we report our results for the full year,” says Lund.

Statoil delivered production of 1,799 mboe per day in the second quarter, down 9% compared to second quarter in 2013. Starting and ramping up of new fields such as Skarv in Norway, Marcellus and Eagle Ford in the United States together with PSVM and CLOV in Angola contributed positively to the production. This increase was partly offset by divestments and redetermination, expected natural decline, seasonal effects and optimisation of gas production.

Statoil continued its strong progress on project development and execution, including the award of a letter of intent for two steel jackets to the Johan Sverdrup field. This represents a new step forward in planning of the first phase of this important development on the Norwegian continental shelf.

The serious incident frequency (SIF) improved from 0.9 in the second quarter of 2013 to 0.7 in the second quarter of 2014.

Statoil 2nd   quarter 2014     2

Second quarter				First half			Full year
2014	2013	change		2014	2013	change	2013

32.0	34.3	(7%)	IFRS Net operating income (NOK billion)	83.4	72.3	15%	155.5
32.3	38.0	(15%)	Adjusted earnings (NOK billion) [5]	78.3	80.4	(3%)	163.1
12.0	4.3	>100%	IFRS Net income (NOK billion)	35.7	10.8	>100%	39.2
1,799	1,967	(9%)	Total equity liquids and gas production (mboe per day) [4]	1,888	1,982	(5%)	1,940
596.7	547.3	9%	Group average liquids price (NOK/bbl) [1]	600.0	564.0	6%	588.1

Key events since first quarter 2014:

•       The CLOV deepwater development came on stream in Angola in line with the initial project schedule.

•       The Johan Sverdrup development: New steps taken by awarding letters of intent for two steel jackets.

•       Statoil made the high-impact Piri discovery offshore Tanzania, the world’s largest gas discovery in 2014 year-to-date.

•       Statoil and PTTEP completed the agreement to divide Canadian oil sands interests.

•       The farm downs in Shah Deniz and South Caucasus Pipeline were completed.

•       Statoil opened its new research centre for improved oil recovery at Rotvoll in Trondheim, Norway.

•       Portfolio adjustments in Angola blocks 15/06, 38 and 39.

•       Statoil and Statkraft made an investment decision on the Dudgeon Offshore Wind Farm in the UK.

Statoil 2nd   quarter 2014     3

SECOND QUARTER 2014 GROUP REVIEW

The second quarter results were impacted by lower production caused by divestments and seasonal effects, in addition to lower gas prices. The operational performance was solid.

Total equity liquids and gas production [4]  was down 9% to 1,799 mboe per day in the second quarter. The decrease was primarily due to reduced ownership share from divestments and redetermination, expected natural decline on mature fields, lower gas off-take and higher maintenance activity on the Norwegian continental shelf (NCS). Start-up and ramp-up of production on various fields partly offset the decrease.

Total entitlement liquids and gas production [3]  was down 7% to 1,588 mboe per day, impacted by the decrease in equity production as described above, partly offset by a lower effect from production sharing agreements (PSA). The PSA-effect was 169 mboe per day compared to 182 mboe per day in the second quarter of 2013.

Net operating income  (IFRS) was NOK 32.0 billion in the second quarter, a decrease of 7% compared to the second  quarter of 2013.

Adjusted earnings [5] were NOK 32.3 billion in the second quarter, down 15% compared to the second quarter of 2013 mainly due to the decrease in production of both liquids and gas. Lower gas prices measured in NOK together with increased depreciation mainly due to new investments and production start-up and ramp-up added to the decrease. Also, increased royalty and transportation costs due to higher activity reduced adjusted earnings. Higher liquids prices measured in NOK and increased capitalisation of exploration expenditures partly offset the decrease.

Second quarter			Adjusted earnings	First half			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

142.3	150.0	(5%)	Adjusted total revenues and other income	311.9	310.3	1%	629.6

(69.6)	(72.4)	(4%)	Adjusted purchases	(152.9)	(153.7)	(1%)	(307.5)
(20.6)	(19.2)	7%	Adjusted operating expenses and selling, general and administrative expenses	(41.4)	(37.9)	9%	(76.3)
(17.1)	(16.4)	5%	Adjusted depreciation, amortisation and net impairment losses	(33.3)	(31.1)	7%	(65.6)
(2.7)	(4.1)	(34%)	Adjusted exploration expenses	(6.0)	(7.1)	(16%)	(17.1)

32.3	38.0	(15%)	Adjusted earnings [5]	78.3	80.4	(3%)	163.1

Adjusted total revenues and other income were down 5% mainly because of lower volumes sold of both liquids and gas. Decreased gas prices added to the decrease. Higher liquids prices measured in NOK partly offset the reduction in revenues.

Adjusted purchases, which represent Statoil's purchase of SDFI liquid volumes [6] and other 3rd party volumes, were down by 4%.

Adjusted operating expenses and selling, general and administrative expenses increased by 7% to NOK 20.6 billion, mainly due to increased transportation and royalty costs. Increased pension costs and higher activity on various fields added to the increase, partly offset by lower ownership shares resulting from divestments and redetermination.

Adjusted depreciation, amortisation and net impairment losses increased by 5% to NOK 17.1 billion, mainly due to higher depreciation from ramp-up on various fields with higher depreciation cost per unit and new investments on major producing fields. The increase was partly offset by higher reserves estimates and lower production because of divestments, redetermination and decline on mature fields.

Adjusted exploration expenses were down NOK 1.4 billion to NOK 2.7 billion, mainly due to increased portion of current exploration expenditures being capitalised this quarter because of successful wells and a higher Statoil share in wells drilled. Reduced seismic and field development costs added to the decrease. A higher portion of exploration expenditures capitalised in previous periods being expensed this quarter partly offset the decrease.

Net adjusted financial items  before tax amounted to an expense of NOK 0.6 billion in the second quarter of 2014 compared to an expense of NOK 0.2 billion in the second quarter of 2013. The increased expense was mainly due to the higher level of long term debt compared to the second quarter of 2013.

Statoil 2nd   quarter 2014     4

Adjusted earnings after tax were NOK 9.9 billion, which reflects an effective tax rate on adjusted earnings of 69.3%, compared to an effective tax rate on adjusted earnings of 70.3% in the second quarter of 2013. The tax rate decreased mainly due to relatively lower adjusted earnings from the NCS in the second quarter of 2014. Income from the NCS is subject to higher than average tax rates.

Cash flows provided by operating activities were NOK 18.1 billion, an increase of NOK 9.9 billion compared to the second quarter of 2013. Lower taxes paid were the main contributors to the increase.

Cash flows used in investing activities were NOK 50.5 billion, an increase of NOK 31.0 billion compared to the second quarter of 2013 mainly due to an increase of deposits with more than three months maturity of NOK 34.1 billion. Investment in property, plant and equipment and intangible assets amounted to NOK 32.7 billion. Proceeds from sale of assets of NOK 5.8 billion in the second quarter of 2014 was mainly related to the divestment of a 6.7% share in the Shah Deniz field.

Cash flows provided by (used in) financing activities were NOK 24.1 billion, an increase of NOK 17.3 billion compared to the second quarter of 2013. The change was primarily caused by a 2013 debt issuance of NOK 17.3 billion.

For further information, see the Consolidated statement of cash flows to the Condensed interim financial statements.

First half 2014

Adjusted earnings [5] were NOK 78.3 billion in the first half of 2014. The 3% decrease compared to the first half of 2013 was mainly due to decreased volumes of liquids and gas sold. Increased depreciation expenses because of higher investments and production start-up and ramp-up on various fields added to the decrease. Also, increased transportation and operating plant costs reduced adjusted earnings.

Higher prices for liquids and a stronger contribution from US gas sales deriving from higher prices, partly offset the decrease. Also, the 16% reduction in exploration expenses mainly due to a higher portion of current expenditures being capitalised and lower seismic and field development expenditures had an offsetting effect on the decrease in adjusted earnings in the first half of 2014 compared to the same period last year.

OUTLOOK

•       Organic capital expenditures for 2014 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 20 billion.

•       Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2014 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

•       Statoil focuses on value creation, and RoACE (Return on Average Capital Employed) is expected to stabilise at the 2013 level, based on an oil price of USD 100 per barrel (real 2013).

•       Our ambition is to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2013 - 2016 organic production growth is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) from a 2013 level rebased for divestments and redeterminations [7].

•       The equity production development for 2014 is estimated to be around 2% CAGR from a 2013 level rebased for divestments and redetermination.

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 60 mboe per day in the third quarter of 2014, of which the majority on the NCS, around half in liquids. In total, the maintenance is estimated to reduce equity production by around 50 mboe per day for the full year 2014, of which the majority is liquids.

•       Indicative PSA (Production Sharing Agreement) effect and US royalties are estimated to around 200 mboe per day in 2014 based on an oil price of USD 110 per barrel.

•       Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

•       These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

Statoil 2nd   quarter 2014     5

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2014 review

Average daily production of liquids and gas decreased by 14% to 1,073 mboe per day compared to the second quarter of 2013. The decrease was mainly due to Ormen Lange redetermination, lower gas-offtake, divestments, turnarounds and expected natural decline on mature fields. Ramp-up of new fields and fast track fields partly offset the decrease together with more stable production in the second quarter of 2014 compared to the second quarter of 2013.

Net operating income for Development and Production Norway (DPN) was NOK 23.6 billion compared to NOK 31.2 billion in the second quarter of 2013.

Adjusted earnings were NOK 24.1 billion, down 24%. The decrease was mainly due to reduced liquids and gas volumes together with decreased gas prices. The decrease was partly offset by reduced exploration expenses due to higher portion of current exploration expenditures being capitalised and lower drilling expenditures.

Second quarter			Adjusted earnings	First half			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

40.3	48.3	(16%)	Adjusted total revenues and other income	91.2	98.1	(7%)	195.8

(6.9)	(7.0)	(2%)	Adjusted operating expenses and selling, general and administrative expenses	(13.6)	(13.6)	(0%)	(26.1)
(8.7)	(8.5)	3%	Adjusted depreciation, amortisation and net impairment losses	(16.9)	(15.8)	7%	(31.8)
(0.7)	(1.3)	(46%)	Adjusted exploration expenses	(2.5)	(2.2)	14%	(5.5)

24.1	31.5	(24%)	Adjusted earnings [5]	58.2	66.5	(12%)	132.5

Adjusted total revenues and other income decreased by 16%, primarily driven by decreased production of liquids and gas which reduced revenues by NOK 5.8 billion. Lower prices of gas reduced revenues further by NOK 4.3 billion. The decrease was partly offset by higher prices of liquids which increased revenue by NOK 2.8 billion.

Adjusted operating expenses and selling, general and administrative expenses decreased by 2%, mainly due to portfolio changes on several fields. The decrease was partly offset by increased pension costs, injection gas and higher turnaround activity at several fields.

Adjusted depreciation, amortisation and net impairment losses increased by 3%, mainly due to new investments on major producing fields, new fields in production and increased depreciation unit cost because of more deferred gas and the corresponding change in the production mix. This was partly offset by reduced depreciation due to net increased reserve estimates and portfolio changes.

Adjusted exploration expenses decreased by NOK 0.6 billion, mainly due to a higher portion of current exploration expenditures being capitalised this period and lower drilling expenditures.

First half 2014

Adjusted earnings [5] were NOK 58.2 billion in the first half of 2014, down 12%. The results were impacted by lower production, mainly due to divestments, expected natural decline and lower gas-offtake. New fields in production partly offset the decrease in production. Operating expenses remain at the same level. Reduced expenses due to divestments were offset by increased expenses, mainly related to gas injection at Grane, higher turnaround activity and increased pension cost compared to the first half of 2013.

Statoil 2nd   quarter 2014     6

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2014 review

Average equity production of liquids and gas increased by 1% to 725 mboe per day compared to the second quarter of 2013. The increase was mainly due to ramp-up on the Marcellus and Eagle Ford in the United States (US) together with PSVM (Angola). Expected natural decline at several fields, particularly in Angola, partly offset the increase. In addition, production in the second quarter of 2014 was lower because of the divestment in Shah Deniz and disruptions in Libya due to the turmoil in the country.

Average daily entitlement production of liquids and gas increased by 10% to 515 mboe per day, primarily due to increased equity production together with a lower negative effect from production sharing agreements (PSA effect) and US royalties. The PSA effect was 169 mboe per day in the second quarter of 2014, compared to 182 mboe per day in the second quarter of 2013. Furthermore, entitlement production in the second quarter of 2013 was negatively impacted by an adjustment of tax oil barrels from previous periods.

In the second quarter of 2014, Net operating income for Development and Production International was NOK 5.7 billion compared to NOK 4.0 billion in the same period 2013.

In the second quarter of 2014 impairment losses of NOK 4.3 billion relating to onshore activities in the US (see note 3 Segments to the Consolidated statement of income for further details) had a negative impact on net operating income. The negative impact was partly offset by a gain on sale of upstream assets of NOK 3.6 billion related to the divestment in Shah Deniz. In the second quarter of 2013 net operating income was negatively impacted by an adjustment related to tax oil barrels from previous periods of NOK 0.7 billion.

Adjusted for these items, Adjusted earnings were up 6% to NOK 6.3 billion. The increase was due to higher oil and gas prices together with decreased exploration expenses. The increase was partly offset by higher operating expenses mainly relating to royalties and transportation costs together with higher depreciation expenses mainly caused by increased production.

Second quarter			Adjusted earnings	First half			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

21.4	20.5	4%	Adjusted total revenues and other income	42.3	39.0	8%	83.1

(5.7)	(4.8)	18%	Adjusted operating expenses and selling, general and administrative expenses	(11.1)	(9.7)	15%	(20.9)
(7.4)	(6.9)	7%	Adjusted depreciation, amortisation and net impairment losses	(14.4)	(13.4)	7%	(29.8)
(2.0)	(2.8)	(28%)	Adjusted exploration expenses	(3.5)	(4.9)	(29%)	(11.7)

6.3	5.9	6%	Adjusted earnings [5]	13.2	10.9	22%	20.7

Adjusted total revenues and other income were NOK 21.4 billion, up by 4%. Higher realised liquids and gas prices, partly offset by lower gas prices in the US, increased revenues by NOK 1.7 billion. Higher entitlement production increased revenues by NOK 0.3 billion. In addition, an adjustment of tax oil barrels from previous periods impacted other income positively in the second quarter of 2013.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.9 billion, mainly related to royalties and transportation costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.5 billion, mainly due to higher production from PSVM (Angola), Eagle Ford (US) and Peregrino (Brazil). The increase was partly offset by reduced depreciation due to increase in reserves.

Adjusted exploration expenses decreased by NOK 0.8 billion, mainly due to increased portion of current exploration expenditures being capitalised this quarter. In addition, decreased seismic and field development costs contributed to the decrease. Higher drilling activity and higher portion of exploration expenditures capitalised in previous periods being expensed this quarter partly offset the decrease.

First half 2014

Adjusted earnings [5] were NOK 13.2 billion in the first half of 2014. The 22% increase compared to the first half of 2013 was mainly caused by higher oil and gas prices combined with higher entitlement production. The increase was partly offset by higher depreciation and operating expenses, mainly related to royalties and transportation costs caused by increased production.

Statoil 2nd   quarter 2014     7

MARKETING, PROCESSING AND RENEWABLE ENERGY

Second quarter 2014 review

Natural gas sales volumes amounted to 11.5 billion standard cubic meters (bcm), down 15% compared to the second quarter of 2013. Lower entitlement production on the Norwegian continental shelf and lower third party volumes sold were partly offset by higher entitlement production in the US. Of the total gas sales in the second quarter of 2014, entitlement gas amounted to 9.9 bcm compared to 10.8 bcm in the second quarter of 2013.

Average invoiced European natural gas sales price decreased by 10%, mainly due to decrease in market prices related to our gas contract portfolio. Averaged invoiced North American pipe gas sales price increased by 3%.

Net operating income for Marketing, Processing and Renewable Energy was NOK 2.6 billion compared to NOK 0.6 billion in the second quarter of 2013.

Adjusted earnings were NOK 2.4 billion, compared to NOK 0.8 billion in the second quarter of 2013. The increase is mainly due to stronger margins for the European gas sales together with increased margins from LNG trading and trading of gas liquids. Reduced margins from trading of crude and oil products partly offset the increase. Further, the earnings from ownership in infrastructure in the US and the processing margins have improved in the second quarter of 2014 compared to the second quarter of 2013.

Second quarter			Adjusted earnings	First half			Full year
2014	2013	change		2014	2013	change	2013
	(restated)		(in NOK billion)		(restated)		(restated)

139.0	143.3	(3%)	Adjusted total revenues and other income	304.3	301.4	1%	609.3

(127.9)	(134.4)	(5%)	Adjusted purchases	(278.2)	(281.8)	(1%)	(565.8)
(7.9)	(7.5)	6%	Adjusted operating expenses and selling, general and administrative expenses	(16.4)	(14.8)	10%	(29.6)
(0.8)	(0.7)	19%	Adjusted depreciation, amortisation and net impairment losses	(1.5)	(1.3)	13%	(2.8)

2.4	0.8	>100%	Adjusted earnings [5]	8.3	3.5	>100%	11.1

Adjusted total revenues and other income decreased by 3%, mainly due to lower gas sales prices in NOK together with lower volumes of gas and liquids. Higher oil prices partly offset the decrease.

Adjusted purchases decreased by 5% mainly due to the same factors as described above.

Adjusted operating expenses and selling, general and administration expenses increased by 6% to NOK 7.9 billion, mainly due to higher operational activity in addition to more arbitrage opportunities that resulted in increased transportation costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion, mainly due to new assets in operation.

First half 2014

Adjusted earnings [5] were NOK 8.3 billion in the first half of 2014. The increase of NOK 4.8 billion compared to the first half of 2013 was mainly due to improved margins for gas in Europe. Stronger contribution from US gas sales as a result of higher prices combined with stronger margins from LNG added to the increase in adjusted earnings. Further, adjusted earnings increased due to higher margins for liquids as a result of improved overall trading performance and result related to ownership in infrastructure. Lower refinery margins partly offset the increase.

Statoil 2nd   quarter 2014     8

Condensed interim financial statements

Second quarter 2014

CONSOLIDATED STATEMENT OF INCOME

Second quarter			First half		Full year
2014	2013		2014	2013	2013
	(restated*)	(unaudited, in NOK billion)		(restated*)	(restated*)

142.6	147.0	Revenues	312.5	308.5	616.6
0.2	0.3	Net income from associated companies	0.3	(0.2)	0.1
3.7	0.2	Other income	9.1	0.3	17.8

146.5	147.5	Total revenues and other income	321.8	308.6	634.5

(69.4)	(73.0)	Purchases [net of inventory variation]	(152.9)	(154.1)	(306.9)
(19.3)	(17.9)	Operating expenses	(38.3)	(40.2)	(74.1)
(1.6)	(1.9)	Selling, general and administrative expenses	(3.4)	(3.7)	(7.8)
(21.5)	(16.4)	Depreciation, amortisation and net impairment losses	(37.5)	(31.1)	(72.4)
(2.7)	(4.1)	Exploration expenses	(6.4)	(7.1)	(18.0)

32.0	34.3	Net operating income	83.4	72.3	155.5

1.2	(6.9)	Net financial items	1.9	(12.6)	(17.0)

33.2	27.4	Income before tax	85.3	59.7	138.4

(21.2)	(23.1)	Income tax	(49.7)	(48.9)	(99.2)

12.0	4.3	Net income	35.7	10.8	39.2

11.9	4.3	Attributable to equity holders of the company	35.6	10.8	39.9
0.0	(0.0)	Attributable to non-controlling interests	0.1	(0.0)	(0.6)

3.75	1.38	Basic earnings per share (in NOK)	11.18	3.40	12.53
3.74	1.37	Diluted earnings per share (in NOK)	11.15	3.39	12.50
3,180.4	3,181.3	Weighted average number of ordinary shares outstanding in millions	3,180.6	3,181.6	3,180.7

* Relates to a change in significant accounting policies in the first quarter of 2014, see note 1 Organisation and basis for preparation.

Statoil 2nd   quarter 2014     9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Second quarter			First half		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

12.0	4.3	Net income	35.7	10.8	39.2

(0.1)	(0.1)	Actuarial gains (losses) on defined benefit pension plans	(0.0)	(0.3)	(5.9)
0.0	0.0	Income tax effect on income and expense recognised in OCI	0.0	0.1	1.5
(0.0)	(0.1)	Items that will not be reclassified to statement of income	(0.0)	(0.2)	(4.4)

6.6	9.1	Foreign currency translation differences	2.2	19.9	22.9
6.6	9.1	Items that may be subsequently reclassified to statement of income	2.2	19.9	22.9

6.6	9.0	Other comprehensive income	2.2	19.7	18.5

18.6	13.3	Total comprehensive income	37.9	30.5	57.7

18.5	13.3	Attributable to the equity holders of the company	37.8	30.5	58.3
0.0	(0.0)	Attributable to non-controlling interests	0.1	(0.0)	(0.6)

Statoil 2nd   quarter 2014     10

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 December	At 30 June
(unaudited, in NOK billion)	2014	2013	2013

ASSETS
Property, plant and equipment	525.6	487.4	469.1
Intangible assets	86.7	91.5	94.1
Investments in associated companies	7.0	7.4	7.9
Deferred tax assets	7.4	8.2	4.5
Pension assets	3.6	5.3	10.5
Derivative financial instruments	24.0	22.1	25.8
Financial investments	18.0	16.4	16.0
Prepayments and financial receivables	5.5	8.5	7.8

Total non-current assets	677.8	646.8	635.7

Inventories	26.1	29.6	27.2
Trade and other receivables	72.5	81.8	86.4
Derivative financial instruments	5.1	2.9	2.5
Financial investments	44.2	39.2	9.4
Cash and cash equivalents	75.8	85.3	47.6

Total current assets	223.8	238.8	173.1

Total assets	901.6	885.6	808.8

EQUITY AND LIABILITIES
Shareholders' equity	365.5	355.5	328.2
Non-controlling interests	0.5	0.5	0.7

Total equity	366.0	356.0	328.9

Finance debt	156.4	165.5	123.6
Deferred tax liabilities	73.7	71.0	72.2
Pension liabilities	23.0	22.3	20.9
Provisions	108.6	101.7	93.3
Derivative financial instruments	1.5	2.2	3.7

Total non-current liabilities	363.2	362.7	313.7

Trade and other payables	87.2	95.6	93.3
Current tax payable	47.4	52.8	56.6
Finance debt	28.0	17.1	13.9
Dividends payable	5.7	0.0	0.0
Derivative financial instruments	4.0	1.5	2.4

Total current liabilities	172.3	166.9	166.2

Total liabilities	535.5	529.6	479.9

Total equity and liabilities	901.6	885.6	808.8

Statoil 2nd   quarter 2014     11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			10.8		10.8	(0.0)	10.8
Other comprehensive income			(0.2)	19.9	19.7		19.7
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.1)	0.1		0.0	(0.0)	(0.0)

At 30 June 2013	8.0	40.5	260.0	19.7	328.2	0.7	328.9

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			35.6		35.6	0.1	35.7
Other comprehensive income			(0.0)	2.2	2.2		2.2
Dividends			(28.0)		(28.0)		(28.0)
Other equity transactions		(0.1)	0.3		0.3	(0.1)	0.2

At 30 June 2014	8.0	40.2	292.5	24.9	365.5	0.5	366.0

In the first half of 2014, Dividends  consist of dividends declared and paid of NOK 7.00 per share, amounting to a dividend of NOK 22.3 billion, and an interim dividend for the first quarter of 2014 of NOK 1.80 per share, amounting to a dividend of NOK 5.7 billion. The interim dividend approved by the annual general meeting related to the first quarter 2014, will be paid in the third quarter of 2014.

In the first half of 2013, Dividends  consist of dividends declared and paid of NOK 6.75 per share, amounting to a dividend of NOK 21.5 billion.

Statoil 2nd   quarter 2014     12

CONSOLIDATED STATEMENT OF CASH FLOWS

Second quarter			First half		Full year
2014	2013	(unaudited, in NOK billion)	2014	2013	2013

33.2	27.4	Income before tax	85.3	59.7	138.4

21.5	16.4	Depreciation, amortisation and net impairment losses	37.5	31.1	72.4
0.5	0.4	Exploration expenditures written off	1.4	0.4	3.1
0.1	2.0	(Gains) losses on foreign currency transactions and balances	0.7	6.4	4.8
(3.8)	(0.2)	(Gains) losses on sales of assets	(5.6)	(0.2)	(17.6)
0.5	0.9	(Increase) decrease in other items related to operating activities	1.7	0.1	6.6
(1.1)	3.4	(Increase) decrease in net derivative financial instruments	(2.4)	10.6	11.7
0.7	0.6	Interest received	1.2	1.2	2.1
(1.0)	(0.6)	Interest paid	(1.8)	(1.2)	(2.5)

50.5	50.3	Cash flows provided by operating activities before taxes paid and working capital items	118.0	108.1	218.8

(32.2)	(44.4)	Taxes paid	(50.0)	(62.1)	(114.2)

		Working capital items:
(4.8)	(3.8)	(Increase) decrease in inventories	3.4	1.4	(1.1)
3.7	(9.2)	(Increase) decrease in trade and other receivables	10.9	(15.3)	(11.9)
0.9	15.3	Increase (decrease) in trade and other payables	(9.2)	14.4	9.7

18.1	8.2	Cash flows provided by operating activities	73.1	46.5	101.3

(29.3)	(29.1)	Additions to property, plant and equipment	(56.3)	(52.7)	(103.3)
(0.3)	(0.2)	Capitalised interest paid	(0.7)	(0.5)	(1.1)
(3.3)	(2.0)	Exploration expenditures capitalised and additions to other intangibles	(5.1)	(5.6)	(10.0)
(23.1)	11.0	(Increase) decrease in financial investments	(5.0)	6.0	(23.2)
(0.2)	(0.1)	(Increase) decrease in non-current loans granted and other non-current items	0.1	(0.2)	(0.0)
5.8	0.9	Proceeds from sale of assets and businesses	8.6	1.0	27.1

(50.5)	(19.5)	Cash flows used in investing activities	(58.3)	(52.0)	(110.4)

0.0	17.3	New finance debt	0.0	17.3	62.8
(3.1)	(0.0)	Repayment of finance debt	(3.1)	(2.9)	(7.3)
(22.3)	(21.5)	Dividend paid	(22.3)	(21.5)	(21.5)
1.2	(2.7)	Net current finance debt and other	2.4	(6.1)	(7.3)

(24.1)	(6.8)	Cash flows provided by (used in) financing activities	(22.9)	(13.2)	26.6

(56.5)	(18.2)	Net increase (decrease) in cash and cash equivalents	(8.1)	(18.7)	17.5

0.6	1.2	Effect of exchange rate changes on cash and cash equivalents	(1.4)	1.4	2.9
131.7	64.6	Cash and cash equivalents at the beginning of the period (net of overdraft)	85.3	64.9	64.9

75.8	47.6	Cash and cash equivalents at the end of the period (net of overdraft)	75.8	47.6	85.3

Cash and cash equivalents include a net bank overdraft that has been rounded to zero for all periods.

Statoil 2nd   quarter 2014     13

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the second quarter of 2014 were authorised for issue by the board of directors on 24 July 2014.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2013 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

Change to significant accounting policies in the first half of 2014

With effect from the first quarter 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State’s share of profit or loss was reflected in Statoil’s Selling, general and administrative expenses as expenses or reduction of expenses, respectively.

With effect from the first quarter 2014, such natural gas sales by Statoil subsidiaries on behalf of the Norwegian State are presented net in the Consolidated statement of income. They are linked to, and in nature no different from, Statoil ASA’s marketing and sale of natural gas in its own name, but for the Norwegian State’s account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy more consistently reflects the sales of natural gas for the account and risk of the Statoil group, excluding transactions on behalf of the Norwegian State, and therefore provides more relevant information.

The changes have been applied retrospectively in these condensed interim financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these condensed interim financial statements. There is no impact on Net operating income, Net income, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

There have been no other changes to significant accounting policies in the first half of 2014 compared to the annual financial statements for 2013.

Standards and amendments issued in 2014 and not yet adopted

IFRS 15 Revenue from Contracts with Customers, issued in May 2014 and effective from 1 January 2017, covers the recognition of such revenue in the financial statements and related disclosure and will replace IAS 18 Revenue. The standard requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue will be recognised upon satisfaction of the performance obligations in the amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. The standard requires adoption either on a retrospective basis or on the basis of the cumulative effect on retained earnings. Statoil is in the process of evaluating the potential impact of IFRS 15, and has not yet determined its adoption date or its adoption basis for the standard.

Statoil 2nd   quarter 2014     14

The amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, issued in May 2014 and effective from 1 January 2016, establishes requirements for the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The amendment is to be applied prospectively. Statoil will apply the requirements following adoption of the amendment, but has not yet determined its adoption date.

Other standards and amendments to standards, issued after Statoil’s publication of the annual financial statements for 2013 and not yet effective, are not expected to impact Statoil’s Consolidated financial statements materially.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Significant events

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline to SOCAR and BP

In the fourth quarter of 2013, Statoil entered into an agreement with SOCAR and BP to divest a 10% share of its 25.5% holdings in the Shah Deniz project and the South Caucasus Pipeline. The divestment has been completed in two steps where the sale transaction for 3.33% was closed in March 2014 and the sale transaction for 6.67% was closed in May 2014. A gain of NOK 3.6 billion has been recognised in the second quarter of 2014 (NOK 1.8 billion in the first quarter). The gains have been presented within the line item Other income in the Consolidated statement of income. In the segment reporting, the gains have been presented in the Development and Production International (DPI) segment and in the Marketing, Processing and Renewable Energy (MPR) segment in Revenue third party and Other income with NOK 3.5 billion (NOK 1.7 billion in the first quarter) and NOK 0.1 billion (NOK 0.1 billion in the first quarter), respectively. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceeds from the sale were NOK 5.5 billion (NOK 2.7 billion in the first quarter).

Kai Kos Dehseh oil sands swap agreement

In the first quarter of 2014, Statoil and its partner PTTEP entered into an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. The agreement was closed in May 2014. Statoil paid a balancing cash consideration of NOK 2.5 billion and assumed a net liability of NOK 0.3 billion. Subsequent to the closing, Statoil continues as operator and 100% owner of the Leismer and Corner projects, while PTTEP owns 100% of the Thornbury, Hangingstone and South Leismer areas. The transaction was recognised in the DPI segment in the second quarter of 2014 resulting in an increase in Property, plant and equipment of NOK 4.6 billion, including a transfer from Intangible assets of NOK 1.8 billion, and with no impact on the Consolidated statement of income.

Ivar Aasen unitisation agreement

In June 2014 a unitisation agreement was entered into by the licence owners in the Ivar Aasen and West Cable discoveries on the Norwegian Continental Shelf, creating one new Ivar Aasen unit, in which Statoil will hold a 41.47% ownership interest. The unitisation has been recognised in the Development and Production Norway (DPN) segment in the second quarter of 2014 with the NOK 0.4 billion settlement amount due to Statoil reducing the asset’s carrying value, and with no impact on the Consolidated statement of income.

3 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Statoil 2nd   quarter 2014     15

Segment data for the second quarter and half year of 2014 and 2013 is presented below. The measurement basis of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Second quarter 2014
Revenues third party and Other income	0.7	7.1	138.4	0.2	-	146.3
Revenues inter-segment	39.3	18.2	0.5	0.0	(58.0)	0.0
Net income (loss) from associated companies	0.0	0.1	0.1	(0.0)	-	0.2

Total revenues and other income	40.0	25.3	138.9	0.1	(58.0)	146.5

Net operating income	23.6	5.7	2.6	(0.5)	0.7	32.0

Significant non-cash items recognised
- Depreciation and amortisation	8.7	7.4	0.8	0.2	-	17.1
- Net impairment losses (reversals)	(0.0)	4.3	0.0	0.0	-	4.3
- Unrealised (gain) loss on commodity derivatives	0.3	0.0	(0.5)	0.0	-	(0.2)
- Exploration expenditures written off	0.0	0.5	0.0	0.0	-	0.5

Additions to PP&E, intangibles and associated companies	15.2	16.8	1.9	0.3	-	34.3

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

Second quarter 2013
Revenues third party and Other income	(0.5)	4.1	143.3	0.2	-	147.2
Revenues inter-segment	49.0	14.3	0.2	0.0	(63.5)	0.0
Net income (loss) from associated companies	0.0	0.2	0.1	(0.0)	-	0.3

Total revenues and other income	48.5	18.6	143.6	0.2	(63.5)	147.5

Net operating income	31.2	4.0	0.6	(0.3)	(1.2)	34.3

Significant non-cash items recognised
- Depreciation and amortisation	8.3	6.9	0.7	0.4	-	16.3
- Net impairment losses (reversals)	0.1	0.0	0.0	0.0	-	0.1
- Unrealised (gain) loss on commodity derivatives	1.1	0.0	(0.2)	0.0	-	0.9
- Exploration expenditures written off	0.0	0.4	0.0	0.0	-	0.4

Additions to PP&E, intangibles and associated companies	12.4	13.0	1.0	0.3	-	26.7

Statoil 2nd   quarter 2014     16

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First half 2014
Revenues third party and Other income	1.3	13.4	306.4	0.4	-	321.5
Revenues inter-segment	89.1	34.7	0.8	0.0	(124.6)	0.0
Net income (loss) from associated companies	0.0	0.1	0.2	(0.0)	-	0.3

Total revenues and other income	90.4	48.1	307.4	0.4	(124.6)	321.8

Net operating income	57.6	14.0	11.6	(1.5)	1.8	83.4

Significant non-cash items recognised
- Depreciation and amortisation	16.9	14.4	1.5	0.5	-	33.3
- Net impairment losses (reversals)	0.0	4.3	(0.2)	0.0	-	4.1
- Unrealised (gain) loss on commodity derivatives	0.7	0.0	(0.6)	0.0	-	0.1
- Exploration expenditures written off	0.4	0.9	0.0	0.0	-	1.4

Investments in associated companies	0.2	4.5	2.1	0.1	-	7.0
Non-current segment assets	265.5	299.0	43.1	4.7	-	612.3
Non-current assets, not allocated to segments						58.6

Total non-current assets						677.8

Additions to PP&E, intangibles and associated companies	30.1	30.7	3.1	0.5	-	64.4

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First half 2013
Revenues third party and Other income	(1.0)	8.8	300.4	0.6	-	308.8
Revenues inter-segment	97.5	29.8	0.5	0.0	(127.7)	(0.0)
Net income (loss) from associated companies	0.0	(0.3)	0.1	(0.0)	-	(0.2)

Total revenues and other income	96.5	38.3	300.9	0.6	(127.7)	308.6

Net operating income	63.4	9.8	(1.5)	(0.4)	1.0	72.3

Significant non-cash items recognised
- Depreciation and amortisation	15.7	13.4	1.3	0.6	-	31.0
- Provisions	0.8	0.0	4.1	0.0	-	4.9
- Net impairment losses (reversals)	0.1	0.0	0.0	0.0	-	0.1
- Unrealised (gain) loss on commodity derivatives	1.9	0.0	0.3	0.0	-	2.2
- Exploration expenditures written off	0.1	0.3	0.0	0.0	-	0.4

Investments in associated companies	0.2	4.8	2.7	0.2	-	7.9
Non-current segment assets	238.6	277.6	41.2	5.8	-	563.2
Non-current assets, not allocated to segments						64.6

Total non-current assets						635.7

Additions to PP&E, intangibles and associated companies	25.4	25.1	2.1	0.6	-	53.2

Statoil 2nd   quarter 2014     17

The segment data for MPR and DPI has been influenced by the sale transactions discussed in note 2 Significant events.

In the MPR segment an amount of NOK 2.8 billion (USD 0.5 billion) was recognised and presented as Other income in the first quarter of 2014, related to a Statoil’s claim against a counterparty in a dispute concerning contractual obligations, which has been subject to an arbitration process. Following an arbitration ruling in Statoil’s favour, the awarded payment was received by Statoil and the case finally concluded in the first quarter of 2014.

The segment data for DPI has been influenced by impairment losses related to US onshore assets of NOK 4.3 billion in the second quarter of 2014 and primarily affect goodwill. The impairments are mainly related to updated assumptions with sustained negative local price differentials.

Revenues by geographic areas

When attributing revenues and other income for the second quarter of 2014 from third parties to the country of the legal entity executing the sale, Norway constitutes 73%, and the USA constitutes 15%.

Non-current assets by country

	At 30 June	At 31 December	At 30 June
(in NOK billion)	2014	2013	2013

Norway	289.3	269.6	263.0
USA	160.8	159.2	154.1
Angola	48.4	45.9	44.9
Brazil	24.8	24.5	24.2
Canada	24.2	19.9	19.3
Azerbaijan	17.5	19.0	18.5
UK	17.3	13.6	12.2
Algeria	9.4	9.0	10.0
Other countries	27.7	25.6	24.8

Total non-current assets*	619.2	586.3	571.1

* Excluding deferred tax assets, pension assets and non-current financial assets.

4 Financial items

Second quarter			First half		Full year
2014	2013	(in NOK billion)	2014	2013	2013

0.2	(3.3)	Net foreign exchange gains (losses)	0.6	(7.4)	(8.6)
1.5	0.7	Interest income and other financial items	2.2	1.9	3.6
1.3	(3.6)	Gains (losses) derivative financial instruments	2.8	(5.6)	(7.4)
(1.9)	(0.7)	Interest and other finance expenses	(3.7)	(1.5)	(4.6)

1.2	(6.9)	Net financial items	1.9	(12.6)	(17.0)

5 Income tax

Second quarter			First half		Full year
2014	2013	(in NOK billion)	2014	2013	2013

33.2	27.4	Income before tax	85.3	59.7	138.4
(21.2)	(23.1)	Income tax	(49.7)	(48.9)	(99.2)
63.9%	84.2%	Equivalent to a tax rate of	58.2%	81.9%	71.7%

The tax rate for the second quarter 2014 and first half 2014 was primarily influenced by relatively high income from companies with lower than average tax rates, including the tax exempted sale of interests in the Shah Deniz project as described in note 2 Significant events. The tax rate

Statoil 2nd   quarter 2014     18

was also influenced by impairment losses with lower than average tax rate. For the first half 2014 the tax rate was also influenced by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

The tax rate for the second quarter 2013 was primarily influenced by losses on financial items, subject to lower than average tax rates and relatively high portion of the income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate. The tax rate for the half year 2013 was primarily influenced by costs, including an onerous contract provision and losses on financial items, subject to lower than average tax rates.

6 Property, plant and equipment and Intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2013	487.4	91.5
Additions *	66.9	4.7
Transfers **	5.2	(5.2)
Disposals	(3.6)	(0.0)
Expensed exploration expenditures and impairment losses	-	(1.4)
Depreciation, amortisation and net impairment losses ***	(33.6)	(3.8)
Effect of foreign currency translation adjustments	3.4	0.8

Balance at 30 June 2014	525.6	86.7

* Includes NOK 2.8 billion in Property, plant and equipment related to the Kai Kos Dehseh oil sands swap agreement. See note 2 Significant events.

** Includes NOK 1.8 billion related to the Kai Kos Dehseh oil sands swap agreement.  See note 2 Significant events.

*** Includes impairment losses of NOK 0.5 billion and NOK 3.8 billion in Property, plant and equipment and Intangible assets, respectively. See note 3 Segments.

7 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by NOK 9.3 billion during 2014, mainly due to a reduction in discount rates. The main part of the ARO increase is related to the second quarter. Changes in ARO are reflected within Property, plant and equipment and Provisions  in the Consolidated balance sheet.

In the first quarter of 2014 a major part of the financial exposure related to price review claims, for which arbitration previously had been requested, was settled on commercial terms with no significant impact on the condensed interim financial statements.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 24 July 2014, the Board of Directors resolved to declare an interim dividend of NOK 1.80 per share.

The shares will trade ex-dividend on 14 November 2014. The payment will be executed on 28 November 2014 for shareholders at OSE and around 5 December for ADR holders at NYSE.

Statoil 2nd   quarter 2014     19

Responsibility statement

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the Statoil ASA consolidated financial statements as of 30 June 2014.

To the best of our knowledge, we confirm that:

•          the Statoil ASA consolidated financial statements for the first half of 2014 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that

•          the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

•          the information presented in the financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group.

Statoil 2nd   quarter 2014     20

Supplementary disclosures

OPERATIONAL DATA

Second quarter				First half			Full year
2014	2013	change	Operational data	2014	2013	change	2013

			Prices
101.3	94.4	7%	DPN average liquids price (USD/bbl)	101.1	99.0	2%	101.0
97.5	93.0	5%	DPI average liquids price (USD/bbl)	96.6	97.7	(1%)	98.4
99.7	93.9	6%	Group average liquids price (USD/bbl)	99.3	98.5	1%	100.1
596.7	547.3	9%	Group average liquids price (NOK/bbl) [1]	600.0	564.0	6%	588.1
1.44	1.97	(27%)	Transfer price natural gas (NOK/scm) [9]	1.64	1.94	(16%)	1.92
2.11	2.35	(10%)	Average invoiced gas prices - Europe (NOK/scm) [8]	2.38	2.37	1%	2.45
0.91	0.88	3%	Average invoiced gas prices - North America (NOK/scm) [8]	1.21	0.83	46%	0.83
3.2	5.1	(38%)	Refining reference margin (USD/bbl) [2]	3.0	5.0	(39%)	4.1

			Production (mboe per day)
541	626	(13%)	DPN entitlement liquids production	570	608	(6%)	591
360	341	5%	DPI entitlement liquids production	358	337	6%	354
901	967	(7%)	Group entitlement liquids production	928	945	(2%)	946
532	620	(14%)	DPN entitlement gas production	588	663	(11%)	626
155	128	21%	DPI entitlement gas production	162	136	19%	148
687	748	(8%)	Group entitlement gas production	750	799	(6%)	773
1,588	1,714	(7%)	Total entitlement liquids and gas production [3]	1,679	1,744	(4%)	1,719

541	626	(13%)	DPN equity liquids production	570	608	(6%)	591
521	535	(2%)	DPI equity liquids production	518	520	(0%)	524
1,063	1,160	(8%)	Group equity liquids production	1,088	1,128	(4%)	1,115
532	620	(14%)	DPN equity gas production	588	663	(11%)	626
204	187	9%	DPI equity gas production	212	192	10%	200
736	807	(9%)	Group equity gas production	800	855	(6%)	825
1,799	1,967	(9%)	Total equity liquids and gas production [4]	1,888	1,982	(5%)	1,940

			MPR sales volumes
189	203	(7%)	Crude oil sales volumes (mmbl)	396	408	(3%)	809
9.9	10.8	(8%)	Natural gas sales Statoil entitlement (bcm)	21.3	22.6	(6%)	44.2
1.6	2.8	(41%)	Natural gas sales third-party volumes (bcm)	4.0	5.8	(31%)	12.3

-	-	-	Production cost (NOK/boe, last 12 months)
-	-	-	Production cost entitlement volumes	53	50	6%	50
-	-	-	Production cost equity volumes	47	44	7%	44

EXCHANGE RATES

Second quarter				First half			Full year
2014	2013	change	Exchange rates	2014	2013	change	2013	2012

5.99	5.83	3%	USDNOK average daily exchange rate	6.04	5.72	6%	5.88	5.82
6.15	6.03	2%	USDNOK period-end exchange rate	6.15	6.03	2%	6.08	5.57
8.21	7.62	8%	EURNOK average daily exchange rate	8.28	7.52	10%	7.81	7.47
8.40	7.88	7%	EURNOK period-end exchange rate	8.40	7.88	7%	8.38	7.34

Statoil 2nd   quarter 2014     21

EXPLORATION EXPENSES

Second quarter			Exploration expenses	First half			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

1.7	1.9	(14%)	DPN exploration expenditures (activity)	4.0	3.3	20%	7.9
3.0	3.2	(7%)	DPI exploration expenditures (activity)	5.3	6.9	(23%)	13.8

4.6	5.1	(10%)	Group exploration expenditures (activity)	9.3	10.2	(9%)	21.8
0.5	0.1	>100%	Expensed, previously capitalised exploration expenditure	0.9	0.1	>100%	1.9
(2.5)	(1.5)	70%	Capitalised share of current period's exploration activity	(4.3)	(3.5)	24%	(6.9)
0.1	0.3	(74%)	Impairment / reversal of impairment	0.4	0.3	53%	1.2

2.7	4.1	(34%)	Exploration expenses IFRS	6.4	7.1	(11%)	18.0

0.0	0.0	-	Items impacting	(0.4)	0.0	-	(0.8)

2.7	4.1	(34%)	Adjusted exploration expenses	6.0	7.1	(16%)	17.1

NET ADJUSTED FINANCIAL ITEMS 2014

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the second quarter of 2014
(in NOK billion)

Financial items according to IFRS	1.5	0.2	1.3	(1.9)	1.2	1.4	2.6

Foreign exchange (FX) impacts (incl. derivatives)	(0.2)	(0.2)			(0.4)
Interest rate (IR) derivatives			(1.3)		(1.3)

Adjusted financial items excluding FX and IR derivatives	1.3	0.0	0.0	(1.9)	(0.6)	1.1	0.5

NET ADJUSTED FINANCIAL ITEMS 2013

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the second quarter of 2013
(in NOK billion)

Financial items according to IFRS	0.7	(3.3)	(3.6)	(0.7)	(6.9)	3.0	(3.8)

Foreign exchange (FX) impacts (incl. derivatives)	(0.3)	3.3			3.0
Interest rate (IR) derivatives			3.6		3.6

Adjusted financial items excluding FX and IR derivatives	0.5	0.0	0.0	(0.7)	(0.2)	0.4	0.2

Statoil 2nd   quarter 2014     22

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	Second quarter
		2014			2013
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	24.1	(17.3)	6.7	31.5	(23.2)	8.3
Development and Production International	6.3	(3.4)	2.9	5.9	(2.8)	3.2
Marketing, Processing & Renewable Energy	2.4	(1.8)	0.7	0.8	(0.8)	0.1
Other	(0.5)	0.1	(0.5)	(0.3)	0.0	(0.3)

Group	32.3	(22.4)	9.9	38.0	(26.7)	11.3

Effective tax rates on adjusted earnings			69.3%			70.3%

	First half
	2014			2013
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	58.2	(42.5)	15.7	66.5	(48.6)	17.9
Development and Production International	13.2	(6.4)	6.9	10.9	(6.2)	4.7
Marketing, Processing & Renewable energy	8.3	(4.2)	4.2	3.5	(2.6)	0.9
Other	(1.5)	0.5	(1.0)	(0.4)	0.1	(0.3)

Group	78.3	(52.6)	25.7	80.4	(57.2)	23.3

Effective tax rates on adjusted earnings			67.1%			71.1%

CAPITAL SPENDING

Second quarter			Gross investments	First half			Full year
2014	2013	change	(in NOK billion)	2014	2013	change	2013

15.2	12.4	23%	Development and Production Norway	30.1	25.4	18%	57.3
16.8	13.0	29%	Development and Production International	30.7	25.1	22%	52.9
1.9	1.0	97%	Marketing, Processing and Renewable Energy	3.1	2.1	49%	5.9
0.3	0.3	20%	Other	0.5	0.6	(17%)	1.3

34.3	26.7	29%	Gross investments 1)	64.4	53.2	21%	117.4

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

Statoil 2nd   quarter 2014     23

FINANCIAL INDICATORS

	At 30 June			At 31 December
(in NOK billion)	2014	2013	change	2013

Gross interest-bearing debt 1)	184.4	137.5	46.8	182.5
Net interest-bearing debt adjusted 2)	70.7	86.2	(15.5)	63.7
Net debt to capital employed ratio 2)	15.0%	19.7%		14.0%
Net debt to capital employed ratio adjusted 2)	16.2%	20.8%		20.8%
Current financial investments	44.2	9.4	34.8	39.2
Cash and cash equivalents	75.8	47.6	28.2	85.3

1) Defined as non-current and current finance debt.

2)  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Second quarter			First half		Full year
2014	2013	HSE	2014	2013	2013

3.7	4.0	Total recordable injury frequency	3.3	4.1	3.8
0.7	0.9	Serious incident frequency (SIF)	0.6	0.8	0.8
59	62	Accidental oil spills (number)	117	119	219
9	33	Accidental oil spills (cubic metres)	87	59	69

Statoil 2nd   quarter 2014     24

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2013 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)

•       Adjusted earnings after tax

•       Net interest-bearing debt adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

•       Production cost per barrel

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•       Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.

•       Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.

•       Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.

•       Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realizable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.

•       Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.

•       Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

•       Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

•       Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency

Statoil 2nd   quarter 2014     25

exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. Statoil uses production cost per barrel because it allows Statoil to evaluate the underlying development in product costs. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconciliation of overall operating expenses to production cost	2014		2013
(in NOK billion)	30 June	31 March	31 December	30 September	30 June

Operating expenses, Statoil Group	19.3	19.0	17.5	16.4	17.9

Deductions of costs not relevant to production cost calculation:
Operating expenses in Business Areas non-upstream	7.1	7.7	6.8	6.0	6.3

Total operating expenses upstream	12.2	11.3	10.7	10.4	11.6

Operation over/underlift 1)	0.3	(0.0)	(0.2)	(0.5)	0.6
Transportation pipeline/vessel upstream 2)	1.9	1.9	1.6	1.7	1.8
Miscellaneous items3)	1.4	1.0	1.7	1.3	1.2

Total operating expenses upstream for cost per barrel calculation	8.6	8.4	7.6	8.0	8.0

Entitlement production used in the cost per barrel calculation (mboe/d)	1,588	1,770	1,723	1,666	1,714
Equity production used in the cost per barrel calculation (mboe/d)	1,799	1,978	1,945	1,852	1,967

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 5.

2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates and reversal of provision related to the discontinued part of the early retirement pension.

Statoil 2nd   quarter 2014     26

	Entitlement production		Equity production
Production cost	30 June		30 June
(in NOK per boe)*	2014	2013	2014	2013

Production cost per boe	53	50	47	44

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the  production volumes for the corresponding period.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Statoil 2nd   quarter 2014     27

Calculation of capital employed and net debt to capital employed ratio	At 30 June		At 31 December
(in NOK billion, except percentages)	2014	2013	2013

Shareholders' equity	365.5	328.2	355.5
Non-controlling interests	0.5	0.7	0.5

Total equity (A)	366.0	328.9	356.0

Current finance debt	28.0	13.9	17.1
Non-current finance debt	156.4	123.6	165.5

Gross interest-bearing debt (B)	184.4	137.5	182.5

Cash and cash equivalents	75.8	47.6	85.3
Current financial investments	44.2	9.4	39.2

Cash and cash equivalents and financial investment (C)	120.0	57.0	124.5

Net interest-bearing debt before adjustments (B1) (B-C)	64.4	80.5	58.0

Other interest-bearing elements 1)	7.9	7.3	7.1
Marketing instruction adjustment 2)	(1.3)	(1.3)	(1.3)
Adjustment for project loan 3)	(0.2)	(0.3)	(0.2)

Net interest-bearing debt adjusted (B2)	70.7	86.2	63.7

Net interest-bearing debt adjusted (B3)	70.7	86.2	63.7

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	430.4	409.4	414.0
Capital employed before normalisation for cash build up for tax payment (A+B2)	436.8	415.1	419.7
Capital employed adjusted (A+B3)	436.8	415.1	419.7

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	15.0%	19.7%	14.0%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	16.2%	20.8%	15.2%
Net debt to capital employed adjusted (B3/(A+B3)	16.2%	20.8%	15.2%

1)          Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2)          Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil’s Consolidated balance sheet.

3)          Adjustment for project loan is adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

Statoil 2nd   quarter 2014     28

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2014	Group	DPN	INTGRP	MPR	OTHER
(in NOK billion)	2014	2014	2014	2014	2014

Net operating income	32.0	23.6	5.7	2.6	0.1

Total revenues and other income	(4.2)	0.3	(3.9)	0.1	(0.7)
Changes in fair value of derivatives	(0.1)	(0.2)	0.0	0.1	0.0
Periodisation of inventory hedging effect	0.2	0.0	0.0	0.2	0.0
Over/underlift	0.1	0.5	(0.4)	0.0	0.0
Gain/loss on sale of assets	(3.7)	0.0	(3.6)	(0.1)	0.0
Eliminations	(0.7)	0.0	0.0	0.0	(0.7)

Purchases [net of inventory variation]	(0.3)	0.0	0.0	(0.3)	0.0
Operational storage effects	(0.3)	0.0	0.0	(0.3)	0.0

Operating expenses	0.4	0.2	0.2	0.0	0.0
Over/underlift	0.4	0.2	0.2	0.0	0.0

Depreciation, amortisation and impairment	4.3	0.0	4.3	0.0	0.0
Impairment	4.3	0.0	4.3	0.0	0.0

Sum of adjustments to net operating income	0.3	0.5	0.6	(0.1)	(0.7)

Adjusted earnings	32.3	24.1	6.3	2.4	(0.5)

Tax on adjusted earnings	(22.4)	(17.3)	(3.4)	(1.8)	0.1

Adjusted earnings after tax	9.9	6.7	2.9	0.7	(0.5)

Statoil 2nd   quarter 2014     29

Items impacting net operating income in the first half of 2014	Group	DPN	INTGRP	MPR	OTHER
(in NOK billion)	2014	2014	2014	2014	2014

Net operating income	83.4	57.6	14.0	11.6	0.3

Total revenues and other income	(9.9)	0.8	(5.9)	(3.1)	(1.8)
Changes in fair value of derivatives	0.1	0.2	0.0	(0.1)	0.0
Periodisation of inventory hedging effect	0.1	0.0	0.0	0.1	0.0
Over/underlift	0.1	0.6	(0.6)	0.0	0.0
Other adjustments	(2.8)	0.0	0.0	(2.8)	0.0
Gain/loss on sale of assets	(5.5)	0.0	(5.3)	(0.2)	0.0
Eliminations	(1.8)	0.0	0.0	0.0	(1.8)

Operating expenses	0.3	(0.2)	0.5	0.0	0.0
Over/underlift	0.3	(0.1)	0.5	0.0	0.0

Depreciation, amortisation and impairment	4.1	0.0	4.3	(0.2)	0.0
Impairment	4.3	0.0	4.3	0.0	0.0
Reversal of impairment	(0.2)	0.0	0.0	(0.2)	0.0

Exploration expenses	0.4	0.0	0.4	0.0	0.0
Impairment	0.4	0.0	0.4	0.0	0.0

Sum of adjustments to net operating income	(5.1)	0.7	(0.7)	(3.3)	(1.8)

Adjusted earnings	78.3	58.2	13.2	8.3	(1.5)

Tax on adjusted earnings	(52.6)	(42.5)	(6.4)	(4.2)	0.5

Adjusted earnings after tax	25.7	15.7	6.9	4.2	(1.0)

Statoil 2nd   quarter 2014     30

Reconciliation of adjusted earnings after tax to net income

STATOIL GROUP

Second quarter		Reconciliation of adjusted earnings after tax to net income		First half
2014	2013	(in NOK billion)		2014	2013

32.0	34.3	Net operating income (NOI)	A	83.4	72.3
22.6	26.1	Tax on NOI	B	51.0	55.0

9.4	8.2	NOI after tax	C = A-B	32.4	17.3

0.3	3.7	Adjustments	D	(5.1)	8.1
(0.2)	0.6	Tax on adjustments1)	E	1.6	2.2

9.9	11.3	Adjusted earnings after tax	F = C+D-E	25.7	23.3

1.2	(6.9)	Net financial items	G	1.9	(12.6)
(1.4)	(3.0)	Tax on net financial items	H	(1.3)	(6.1)

12.0	4.3	Net income	I = C+G-H	35.7	10.8

1)          Tax adjustments in the second quarter of 2014 includes the tax effect of NOK 0.3 billion related to tax exposure items not related to the individual reporting period.

Adjusted Earnings break down MPR

Second quarter		Adjusted Earnings break down	First half
2014	2013	(in NOK billion)	2014	2013

1.8	0.3	Natural Gas Europe	4.6	1.9
(0.2)	(0.0)	Natural Gas US	1.2	(0.2)
0.2	0.1	Liquids	1.3	0.8
0.6	0.4	Other	1.2	1.0
2.4	0.8	Adjusted earnings MPR	8.3	3.5

Risk update

The principal risks and uncertainties affecting Statoil are described in the Risk Factors section of the Annual Report on Form 20-F for the year ended 31 December 2013. There are no material changes in those risk factors.

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FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",   "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the discovery in Tanzania,  the Rosneft cooperation, developments at Johan Sverdrup, the Wintershall agreement, the Ormen Lange redetermination, the farming down of interests in Mozambique and the sale of producing assets in the Gulf of Mexico; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

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END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is aligned with the current presentation to provide comparable figures.

5.    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.

9.    The internal transfer price paid from MPR to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated:July 25, 2014

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer

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